SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Brookfield Residential Properties Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

11283W

(CUSIP Number)

Jeffrey A. Haar

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 11283W		SCHEDULE 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) BROOKFIELD ASSET MANAGEMENT INC. N/A

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 92,658,120 Shares of Common Stock(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 92,658,120 Shares of Common Stock(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 92,658,120 Shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) Approximately 91.4% of the Outstanding Shares of Common Stock

14	Type of Reporting Person* CO

(1)  Includes 51,500,000 shares held by Brookfield Properties Corporation (“Brookfield Office Properties”), a corporation controlled by Brookfield Asset Management Inc. (“Brookfield”), which are subject to a standby commitment agreement between Brookfield and Brookfield Office Properties.

CUSIP No. 11283W		SCHEDULE 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) PARTNERS LIMITED N/A

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 92,658,120 Shares of Common Stock(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 92,658,120 Shares of Common Stock(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 92,658,120 Shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) Approximately 91.4% of the Outstanding Shares of Common Stock

14	Type of Reporting Person* CO

CUSIP No. 11283W	SCHEDULE 13D

Item 1.	Security and Issuer.

The title and class of equity security to which this statement on Schedule 13D relates is the shares of common stock, no par value (the “Common Shares”), of Brookfield Residential Properties Inc. (“Brookfield Residential”), an Ontario corporation. The principal executive offices of Brookfield Residential are located at 4906 Richard Road, S.W., Calgary, Alberta, Canada T3E 6L1.

Item 2.	Identity and Background.

(a)                                  This Schedule 13D is being filed by each of the following persons (the “Reporting Persons”):

(i)            Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario; and

(ii)           Partners Limited (“Partners”), a corporation formed under the laws of the Province of Ontario, that, collectively with its shareholders, owns, directly or indirectly, exercises control or direction over, has contractual arrangements, such as options, to acquire or otherwise holds beneficial or economic interests in approximately 127 million Class A Limited Voting Shares, representing approximately 19% of the outstanding Class A Limited Voting Shares of Brookfield on a fully diluted basis, and 85,120 Class B Limited Voting Shares, representing 100% of the Class B Limited Voting Shares of Brookfield.

Schedules I and II hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations and addresses, of each of Brookfield and Partners, respectively.

(b)                                 The principal business address of Brookfield and Partners is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3.

(c)                                  The principal business of Brookfield is to invest and operate businesses in the real estate, power generation and infrastructure sectors. The principal business of Partners is that of an investment holding company.

(d)-(e)               During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Set forth on Schedules I and II hereto are the citizenships of each of the directors and executive officers of each of Brookfield and Partners, respectively.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 31, 2011, Brookfield Homes Corporation, a Delaware corporation (“Brookfield Homes”), merged with and into Brookfield Acquisition Corp., a Delaware corporation (“Brookfield Residential Acquisition”) and a wholly-owned subsidiary of Brookfield Residential (the “Merger”).  As a result of the Merger, Brookfield owns 41,158,120 Common Shares, representing approximately 40.6% of the issued and outstanding Common Shares on a fully diluted basis.  Brookfield Properties Corporation, an Ontario corporation (“Brookfield Office Properties”) controlled by Brookfield, contributed BPO Residential, a division of Brookfield Office Properties, to Brookfield Residential (the “Contribution”) in exchange for 51,500,000 Common Shares (the “Brookfield Office Properties Shares”), representing approximately 50.7% of the issued and outstanding Common Shares on a fully diluted basis, together with two promissory notes having an aggregate principal amount of C$480 million.  Brookfield Office Properties has agreed to distribute rights to each of its common shareholders (other than Brookfield), entitling them to acquire, at a purchase price of US$10.00 per share, their pro rata portion of the Brookfield Office Properties Shares.  Brookfield has agreed to acquire, at a purchase price of US$10.00 per share, the 26,265,000 Common Shares that it would have been entitled to purchase if it had received its pro rata share of

CUSIP No. 11283W	SCHEDULE 13D

rights as a shareholder under the rights distribution and any Brookfield Office Properties Shares that are not otherwise subscribed for in the rights distribution.  Prior to the Merger, Brookfield owned approximately 82% of the equity interests in Brookfield Homes and all of the equity interests in Brookfield Residential.  Following completion of the rights distribution, Brookfield and its affiliates will own between approximately 66% and 91% of the issued and outstanding Common Shares on a fully diluted basis, depending upon how many Common Shares are acquired by other Brookfield Office Properties shareholders or their assignees under the rights distribution.  This Schedule 13D is being filed as a result of the Merger and the Contribution.

See also Item 4.

Item 4.	Purpose of Transaction.

Other than as described or contemplated above, none of the Reporting Persons and, to the Reporting Persons’ knowledge, the Scheduled Persons, has any current plans or proposals that relate to or would result in:

(a)                                  the acquisition by any person of additional securities of Brookfield Residential, or the disposition of securities of Brookfield Residential;

(b)                                 an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Brookfield Residential or any of its subsidiaries;

(c)                                  a sale or transfer of a material amount of assets of Brookfield Residential or any of its subsidiaries;

(d)                                 any change in the present board of directors or management of Brookfield Residential, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  any material change in the present capitalization or dividend policy of Brookfield Residential;

(f)                                    any other material change in Brookfield Residential’s business or corporate structure;

(g)                                 changes in Brookfield Residential’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Brookfield Residential by any person;

(h)                                 causing a class of securities of Brookfield Residential to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     a class of equity securities of Brookfield Residential becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or

(j)                                     any action similar to any of those enumerated above.

See also Item 3.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)               As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 92,658,120 Common Shares.  Such Common Shares constitute approximately 91.4% of the issued and outstanding Common Shares on a fully diluted basis based on the number of Common Shares outstanding as of March 31, 2011, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.  Brookfield may be deemed to have the sole power to vote or direct the vote of the Common Shares beneficially owned by it with respect to those matters described above or to dispose of such Common Shares.  Brookfield may hold the Common Shares directly or in one or more wholly-owned subsidiaries.  Partners may be deemed to have shared power (with

CUSIP No. 11283W	SCHEDULE 13D

Brookfield) to vote or direct the vote of the Common Shares beneficially owned by it with respect to those matters described above or to dispose of such Common Shares.

(c)                                  See Item 3 above.

(d)                                 No person is known to any of the Reporting Persons or, to the Reporting Persons’ knowledge, the Scheduled Persons, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such Common Shares.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Brookfield entered into an Agreement and Plan of Merger and Contribution, dated as of October 4, 2010, with Brookfield Homes, Brookfield Residential, Brookfield Residential Acquisition and Brookfield Office Properties pursuant to which, among other things, the Merger and the Contribution were consummated.

Brookfield also entered into a Master Agreement, dated October 4, 2010, and a Standby Agreement, dated March 31, 2011, each with Brookfield Office Properties pursuant to which, among other things, Brookfield Office Properties agreed to divest the Brookfield Office Properties Shares to its common shareholders (other than Brookfield) under a rights distribution and Brookfield agreed to acquire its pro rata portion of the Brookfield Office Properties Shares and any Brookfield Office Properties Shares that are not otherwise subscribed for in the rights distribution.

See also Item 3.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1                 Joint Filing Agreement, dated as of December 21, 2007, between Brookfield Asset Management Inc. and Partners Limited (incorporated by reference to Exhibit 1 to Amendment No. 2 to Schedule 13D dated December 21, 2007 filed by Brookfield Asset Management Inc. and Partners Limited).

Exhibit 2                 Agreement and Plan of Merger and Contribution, dated as of October 4, 2010, among Brookfield Asset Management Inc., Brookfield Residential Properties Inc., Brookfield Residential Acquisition Corp. and Brookfield Properties Corporation (incorporated by reference to Annex A to Proxy Statement/Prospectus dated February 21, 2011 of Brookfield Residential Properties Inc.).

Exhibit 3                 Master Agreement, dated October 4, 2010, between Brookfield Asset Management Inc. and Brookfield Properties Corporation (incorporated by reference to Exhibit 99.10 to Form F-4 Registration Statement of Brookfield Residential Properties Inc. (Registration No. 333-169867)).

Exhibit 4                 Standby Agreement, dated March 31, 2011, between Brookfield Asset Management Inc. and Brookfield Properties Corporation (incorporated by reference to Exhibit 99.11 to Post-Effective Amendment No. 1 on Form F-1 to F-4 Registration Statement of Brookfield Residential Properties Inc. (Registration No. 333-169867)).

CUSIP No. 11283W	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2011

BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Jeffrey A. Haar
		Name:	Jeffrey A. Haar
		Title:	Senior Vice President, Legal and Corporate Secretary

PARTNERS LIMITED

	By:	/s/ Loretta M. Corso.
		Name:	Loretta M. Corso
		Title:	Secretary

CUSIP No. 11283W	SCHEDULE 13D

SCHEDULE I
Brookfield Asset Management Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Group Chairman of Brookfield	Canada
Marcel R. Coutu, Director	Canadian Oil Sands Limited, 2500 First Canadian Centre, 350 — 7th Ave. S.W., Calgary, Alberta T2P 3N9, Canada	President and Chief Executive Officer of Canadian Oil Sands Limited	Canada
Trevor J. Eyton, Director	c/o 130 Adelaide Street W., Suite 3303, Toronto, Ontario M5H 3P5, Canada	Corporate Director	Canada
Bruce J. Flatt, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada
James Gray, Director	c/o 335 — 8th Avenue S.W., Suite 1700, Royal Bank Building, Calgary, Alberta T2P 1C9, Canada	Corporate Director	Canada
Robert J. Harding, Director	Brookfield Asset Management Inc, 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
Maureen Kempston Drakes, Director	c/o 21 Burkebrook Place, Apt. 712, Toronto, Ontario M4G 0A1, Canada	Formerly GM Group Vice-President	Canada
David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Lance Liebman, Director	Columbia Law School, 435 West 116th Street, New York, New York 10027 — 7297, U.S.A.	William S. Beinecke Professor of Law	U.S.A
Philip B. Lind, Director	Rogers Communications Inc., 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada	Vice-Chairman of Rogers Communications Inc.	Canada
G. Wallace F. McCain, Director	Maple Leaf Foods Inc., 30 St. Clair Ave. West, Suite 1500, Toronto, Ontario M4V 3A2	Chairman of Maple Leaf Foods Inc.	Canada
Frank K. McKenna, Director	TD Bank Financial Group, P.O. Box 1, TD Centre, 66	Deputy Chair of TD Bank Financial Group	Canada

CUSIP No. 11283W	SCHEDULE 13D

Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada
Jack M. Mintz, Director	University of Calgary, Suite 926, Earth Sciences Building, 2500 University Drive N.W., Calgary, Alberta T2N 1N4, Canada	Palmer Chair in Public Policy	Canada
Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Formerly Chief Executive Officer of HSBC Bank Middle East Limited	Lebanon and U.S.A
James A. Pattison, Director	The Jim Pattison Group, 1800 — 1067 West Cordova Street, Vancouver, B.C. V6C 1C7, Canada	Chairman, President and Chief Executive Officer of The Jim Pattison Group	Canada
George S. Taylor, Director	c/o R.R. #3, 4675 Line 3, St. Marys, Ontario N4X 1C6, Canada	Corporate Director	Canada

CUSIP No. 11283W	SCHEDULE 13D

SCHEDULE II
Partners Limited

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Gordon E. Arnell, Director	181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3	Chairman of Brookfield	Canada
Jack L. Cockwell	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Group Chairman of Brookfield	Canada
Robert J. Harding	Brookfield Asset Management Inc, 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada
David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Edward C. Kress	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Group Chairman of Brookfield Power Corp.	Canada
Timothy E. Price	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Group Chairman of Brookfield Funds Management	Canada